UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 28, 2017

CMX GOLD & SILVER CORP.

Jurisdiction of incorporation: Province of Alberta, Canada

Address: 31 Stranraer Place SW, Calgary, Alberta, Canada T3H 1H5

Telephone: (403) 457-2697

Title of each class of securities issued pursuant to Regulation A:

Common Shares and Common Share Purchase Warrants

Item 9.  Other Events

Attached hereto as Schedule A is an Offering Circular Supplement dated July 28, 2017 filed under CMX’s Regulation A Form 1-A Offering Statement qualified by the SEC by Notice of Qualification dated February 3, 2016, which should be read in conjunction with CMX’s Regulation A Form 1-A Offering Statement, including the Offering Circular, which can be accessed on EDGAR at:

http://www.sec.gov/cgi-bin/browse-edgar?company=cmx&owner=exclude&action=getcompany

SIGNATURE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMX GOLD & SILVER CORP.
(signed) “Jan M. Alston”
Chief Executive Officer July 28, 2017

SCHEDULE A to Form 1-U of CMX Gold & Silver Corp. dated July 28, 2017

CMX EXTENDS CLOSING OF REGULATION A

OFFERING AND PROVIDES OFFERING CIRCULAR SUPPLEMENT

CALGARY, ALBERTA, CANADA (July 28, 2017) – CMX Gold & Silver Corp. (OTC:CXXMF; CSE:CXC) (“CMX”) announces that it is extending the closing date to September 15, 2017 for its Title IV Regulation A offering (the “Offering”) qualified by the U.S. Securities and Exchange Commission (“SEC”). The Offering is for 6,000,000 units priced at U.S $0.075 per unit for gross proceeds of U.S. $450,000. Each unit is comprised of one common share and one common share purchase warrant exercisable for two years at U.S. $0.15 per share. Proceeds of the Offering will be used, in part, to conduct work on CMX’s 100%-owned Clayton silver property in Idaho, U.S.A. The property includes the former producing Clayton silver-lead-zinc mine, which CMX is working to reactivate. Historical production includes: 7,031,110 ounces silver, 86,771,527 pounds lead and 28,172,211 pounds zinc.

Offering Circular Supplement

CMX’s Plan of Distribution under the Offering Circular dated January 13, 2016 has been amended to reflect extending the date on which the Offering may close to the earlier of (1) the sale of 6,000,000 Units, (2) September 15, 2017, or (3) a date prior to September 15, 2017 that is so determined by the Company (the “Offering Period”).

This press release is being filed by CMX with the SEC on EDGAR as an Offering Circular Supplement under CMX’s Regulation A Form 1-A Offering Statement qualified by the SEC by Notice of Qualification dated February 3, 2016, and should be read in conjunction with CMX’s Regulation A Form 1-A Offering Statement, including the Offering Circular, which can be accessed on EDGAR at:

http://www.sec.gov/cgi-bin/browse-edgar?company=cmx&owner=exclude&action=getcompany

All prospective investors interested in subscribing to the Offering may participate by accessing the Offering documents at http://www.cmxgoldandsilver.com/u.s.-offering.html.

THIS OFFERING IS NOT BEING MADE TO, AND THERE IS NO SOLICITATION OF, PERSONS OR COMPANIES IN CANADA.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

About CMX Gold & Silver Corp. (OTC:CXXMF; CSE:CXC)

CMX Gold and Silver Corp. is a junior mining company working to re-activate its 100%-owned Clayton Silver Property located in the State of Idaho, U.S.A. The property comprises approximately 276 ha (684 acres) in Custer County in south-central Idaho.

For further information contact:  Jan M. Alston, President & C.E.O. at (403) 457-2697 or at janalston@cmxgoldandsilver.com; or visit the Company’s Website: www.cmxgoldandsilver.com